Unleash Innovation © 02026 TSMC, Ltd TSMC Property Unleash Innovation 2026 First Quarter Earnings Conference April 16, 2026

Unleash Innovation © 12026 TSMC, Ltd TSMC Property Agenda • Welcome Jeff Su, IR Director • 1Q26 Financial Results and 2Q26 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation © 22026 TSMC, Ltd TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2024 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2025 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation © 32026 TSMC, Ltd TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 1Q26 1Q26 4Q25 1Q25 1Q26 Over 4Q25 1Q26 Over 1Q25(In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 35.90 34.6-35.8 33.73 25.53 +6.4% +40.6% Net Revenue 1,134.10 1,046.09 839.25 +8.4% +35.1% Gross Margin 66.2% 63.0%-65.0% 62.3% 58.8% +3.9 ppts +7.4 ppts Operating Expenses (94.01) (88.19) (85.19) +6.6% +10.4% Operating Margin 58.1% 54.0%-56.0% 54.0% 48.5% +4.1 ppts +9.6 ppts Non-Operating Items 28.83 27.46 23.82 +5.0% +21.1% Net Income Attributable to Shareholders of the Parent Company 572.48 505.74 361.56 +13.2% +58.3% Net Profit Margin 50.5% 48.3% 43.1% +2.2 ppts +7.4 ppts EPS (NT Dollar) 22.08 19.50 13.94 +13.2% +58.3% ROE 40.5% 38.8% 32.7% +1.7 ppts +7.8 ppts Shipment (Kpcs, 12"-equiv. Wafer) 4,174 3,961 3,259 +5.4% +28.1% Average Exchange Rate--USD/NTD 31.59 31.6 31.01 32.88 +1.9% -3.9% * Diluted weighted average outstanding shares were 25,931mn units in 1Q26 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company

Unleash Innovation © 42026 TSMC, Ltd TSMC Property 1Q26 Revenue by Technology 0.11/0.13um 1% 90nm 1% 0.25um and above 1% 40/45nm 3% 28nm 7% 16/20nm 7% 0.15/0.18um 2% 65nm 4% 7nm 13% 5nm 36% 3nm 25% - 100 200 300 400 500 600 700 800 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 7nm and Below Revenue

Unleash Innovation © 52026 TSMC, Ltd TSMC Property 1Q26 Revenue by Platform Automotive 4% DCE 1% Others 2% IoT 6% HPC 61% Smartphone 26%

Unleash Innovation © 62026 TSMC, Ltd TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets 1Q26 4Q25 1Q25 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 3,383.60 39.0% 3,068.59 38.7% 2,703.09 37.9 % Accounts Receivable 363.01 4.2% 281.79 3.6% 243.95 3.4 % Inventories 311.45 3.6% 288.11 3.6% 293.39 4.1 % Long-term Investments 166.57 1.9% 172.37 2.2% 160.79 2.2 % Net PP&E 3,954.68 45.7% 3,691.84 46.5% 3,400.81 47.7 % Total Assets 8,660.95 100.0% 7,933.02 100.0% 7,133.29 100.0 % Current Liabilities 1,714.25 19.8% 1,458.02 18.4% 1,399.80 19.6 % Long-term Interest-bearing Debts 901.02 10.4% 896.06 11.3% 986.98 13.8 % Total Liabilities 2,728.56 31.5% 2,472.23 31.2% 2,531.66 35.5 % Total Shareholders' Equity 5,932.39 68.5% 5,460.79 68.8% 4,601.63 64.5 % Key Indices A/R Turnover Days 26 26 28 Inventory Turnover Days 80 74 83 Current Ratio (x) 2.5 2.6 2.4 Asset Productivity (x) 1.2 1.2 1.0 * Total outstanding shares were 25,932mn units at 3/31/26 ** Asset productivity = Annualized net revenue / Average net PP&E

Unleash Innovation © 72026 TSMC, Ltd TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 1Q26 4Q25 1Q25 Beginning Balance 2,767.86 2,470.76 2,127.63 Cash from operating activities 698.97 725.51 625.57 Capital expenditures (350.76) (356.91) (330.83) Cash dividends (129.66) (129.66) (103.72) Bonds payable 12.40 21.75 16.20 Investments and others 36.83 36.41 59.95 Ending Balance 3,035.64 2,767.86 2,394.80 Free Cash Flow * 348.21 368.60 294.74

Unleash Innovation © 82026 TSMC, Ltd TSMC Property 2Q26 Guidance Based on our current business outlook, management expects: ▪ Revenue to be between US$39.0 billion and US$40.2 billion And, based on the exchange rate assumption of 1 US dollar to 31.7 NT dollars, management expects: ▪ Gross profit margin to be between 65.5% and 67.5% ▪ Operating profit margin to be between 56.5% and 58.5%

Unleash Innovation © 92026 TSMC, Ltd TSMC Property Future Outlook Based on our current business outlook, management expects: ◼ 2026 revenue to increase by above 30% in US dollar terms

Unleash Innovation © 102026 TSMC, Ltd TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC Board of Directors Approved NT$6.00 Cash Dividend for the Fourth Quarter of 2025 and Set June 11, 2026 as Ex-Dividend Date, June 17, 2026 as the Record Date and July 9, 2026 as the Distribution Date (2026/02/10) Recap of Recent Major Events

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